1108-1030 West Georgia Street Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD PROVIDES OPERATIONAL UPDATE
REPORTS 100% INCREASE IN REVENUE

August 4, 2011, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports an operational update for the 3 months ended June 30, 2011. The Company will file its interim financial statements for Q2 2011 on August 15, 2011 and will hold an earnings call on August 16, 2011 at 9 am (EST).

Great Basin Gold returned a much improved quarter in respect of Au and Ag ounces sold which combined with an expected improvement in cash costs should allow the Company to report adjusted earnings per share for the quarter (Q1 2011: adjusted loss per share of $0.01) .

Hollister
The Nevada operations recorded $49 million in revenue during the quarter on record sales of 34,522 Au eqv1 oz, an increase of 100% quarter on quarter. During the continuing construction and installation of the acid wash and carbon regeneration system at the Esmeralda Mill, loaded carbon is sent to the refiner as opposed to dore. Improved refining terms resulted in a decrease of approximately 5,000 Au eqv oz in inventory held at the refiner from Q1 2011. The Esmeralda Mill treated 22,237 tonnes during the quarter (Q1 2011:21,634) with a marked improvement in Au and Ag recoveries of 95% and 75%. Cash production costs for the quarter is expected to improve a further 8% quarter on quarter to approximately $611 per Au eqv oz in Q2 2011.

Underground exploration and stope delineation drilling continued during the quarter, with a record footage of 45,000 feet or 13,636 meters completed from 84 boreholes. The focus has been on completing phases of drilling on the Blanket Zone and south east Gwenivere targets, providing further data for incorporation in the upcoming mineral resource update (anticipated release date September 2011). The stope delineation drilling has continued to tighten up controls for short interval trial stope planning. Surface exploration has continued collating geological and geophysical data as well as reviewing surface expressions of interpretations with structural and geological observations.

Burnstone
Operational efficiencies at Burnstone improved significantly with mechanized ore development increasing by 33% quarter on quarter to 1,550 meters in addition to 1,872 meters of waste development completed during the quarter. The increase in ore development allowed for an increase of 36% in the square meters stoped quarter on quarter. Despite the relatively close drill spacing in the current mining area, the exact position and orientation of geological faults could not be identified earlier as most of these are of a graben nature. Additional infill and delineation drilling as well as extensive mapping and interpretation of the structural information from the over 10 kilometers of underground development, now provides management with more detailed data to incorporate these faulting into the mine plan. An additional 66% waste development was completed during the 6 months ended June 30, 2011 in response to the geological faulting encountered compared with the original planned meters.

Excellent progress has been made with long hole stoping as the mining method, with the efficiency of the teams improving on a monthly basis. The improved hanging and footwall conditions experienced in the C block allowed for a significant improvement in decreasing the stoping width which was measured as low as 67 cm in some stopes. This also had a positive impact on the mining grade of stope material which improved 60% from Q1 2011.

The Metallurgical Plant is performing in line with expectation with approximately 202,660 tonnes processed during the quarter (Q1 2011:199,878 tonnes).Tonnes processed however remain predominantly from development ore which includes more dilution than stoped material and negatively impacts on the mill head grade. Recoveries for the quarter improved to 85% (Q1 2011:83%) although still impacted by the low head grade ore delivered to the mill.

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1 Au eqv oz is calculated based on US$1,400Au and US$30Ag.

Recoveries are expected to improve to the planned 95% as the head grade increases. The impact of the lower head grade is reflected in the 5,619 Au ounces sold (Q1 2011:2,794 Au eqv oz) as well as the cash production cost per ounce of approximately $1,450 (ZAR 10,130) expected for the quarter. During the build-up phase a more accurate measurement is cost per tonne which improved 12% to approximately $60 (ZAR420) (Q1 2011:$68) per tonne for the quarter.

Corporate
The Company, with the assistance of RBC Capital markets, offered a $0.07 per warrant early exercise discount to holders of the $1.25 warrants expiring November 2011. Ten million of the warrants were exercised prior to June 30, 2011 with another 9.2 million warrants exercised subsequently, leaving approximately 223,000 warrants to be exercised prior to expiry on November 15, 2011.

The Company had approximately $38 million in cash reserves on June 30, 2011 and has also negotiated a US$40 million standby debt facility with Credit Suisse AG. This facility will be available in the event that additional working capital is required at Burnstone as a result of the slower than planned production build-up. Legal documentation is nearing completion with the targeted signature date being mid-August, 2011.

Ferdi Dippenaar, Great Basin Gold President and CEO, commented: “Although experiencing the usual challenges with bringing a new mine into production, Burnstone is settling into a production rhythm and although the progress made by the team on a monthly basis is reassuring, it is not yet at planned levels. The need for additional waste development to access the mining blocks impacted negatively on ore development which in turn impacts on stopes available for mining. Production for the remainder of the year will unfortunately be impacted by this approximate 3 month delay in ore development and we expect to recover between 50,000 to 60,000 Au oz for the second half of the year and an estimated 60 000 to 70 000 ounces for the 12 month period. The Nevada operations showed improvements in a number of areas during the quarter, notably in ounces extracted through trial mining as well as the improved recoveries at our Esmeralda Mill. The latter improvement is especially pleasing with the impact already evident in the reduced cash costs and the increased ounces delivered to the refinery. The current performance from our Nevada operations and the standby debt facility provides the Company with adequate cash resources to fund the delayed production build-up at Burnstone. Our short to medium term focus at both of these operations remains to increase production, manage costs and unlock the intrinsic value of these quality projects.”

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin Gold, and Phil Bentley, Pr. Sci. Nat., Vice President: Geology & Exploration, Qualified Persons as defined by regulatory policy, have reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin Gold and its gold properties as well as further particulars about the financial and operational update, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0) 11 301 1800
Michael Curlook in North America	1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•

uncertainties related to Technical Reports that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•	operating and technical difficulties in connection with mining development activities;
•

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
	o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

	o	expected effective future tax rates in jurisdictions in which our operations are located;
	o	the protection of the health and safety of mine workers; and
	o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•

changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by law.

Cautionary Note regarding Non-GAAP Measurements

Cash production cost per ounce/tonne is a not a generally accepted accounting principles ("GAAP") based figure but rather is intended to serve as a performance measure providing some indication of the mining and processing efficiency and effectiveness. It is determined by dividing the relevant mining and processing costs including royalties by the ounces produced/tonnes milled in the period. There may be some variation in the method of computation of "cash production cost per ounce/tonne" as determined by the Company compared with other mining companies. Cash production costs per ounce/tonne may vary from one period to another due to operating efficiencies, waste to ore ratios, grade of ore processed and gold recovery rates in the period. We provide this measure to our investors to allow them to also monitor operational efficiencies. As a Non-GAAP Financial Measure cash production costs should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There is material limitations associated with the use of such Non-GAAP measures.